Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

June 13, 2011

Via EDGAR

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Dollar Tree, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Filed March 17, 2011
File No. 0-25464

Dear Mr. Thompson:

Please find our response to the Staff’s comments contained in your letter of May 27, 2011, regarding the Company’s Form 10-K for the year ended January 29, 2011.  For ease of reading, the Staff’s comments are shown in bold.

As requested in your letter and in connection with responding to the comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our in-house counsel, James A. Gorry at (757) 321-5419 or Shawnta Totten at (757) 321-5931 or our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 833-9200.

Sincerely,

/s/ Bob Sasser
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.

Dollar Tree, Inc.
Response to Staff Comment Letter Dated May 27, 2011

Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 17, 2011; File No. 0-25464

Item 8. Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial Statements, page 35
Note 1 – Summary of Significant Accounting Policies, page 35
Merchandise Inventories, page 36

1.
Please tell us in detail how you apply the retail inventory method on a weighted-average basis before and after the change.  In this regard, specifically explain how the addition of thirty inventory pools in your retail method changed the calculations.  Please also show us how you calculate the cost-to-retail ratio of inventory pools before and after the change.  In addition, please (i) tell us how you now determine inventory pools (whether based on similar items or similar margin items), (ii) describe the new information available from your information systems that enabled you to refine your estimate of inventory costs under the retail method, (iii) when the new information leading to your decision to change your policy was initially available and (iv) why you made the change as of the first day of fiscal 2010 as opposed to some earlier period.

Prior to the change, we applied the retail inventory method on a weighted-average basis to store inventories using the same methodology that we use following the change.  The differences in the calculations are the level at which they are performed and the process for determining the amount of freight capitalized at the end of each period. Prior to the change, all the inventory transactions in each store were aggregated to determine each store’s cost-to-retail ratio and the amount of freight capitalized was determined for the company as a whole rather than at the store level.  Following the change, the inventory transactions, including freight, were aggregated to determine a cost-to-retail ratio for each department in each store.  Examples of each calculation are included below.

Cost-to-retail ratio calculation prior to the change
Prior to the change, the beginning inventory, transfers in/out (transfers from the distribution centers and from other store locations) and receipts for each store location at cost and retail were accumulated to determine a cost-to-retail ratio.  That ratio was applied to the retail ending inventory value and the resulting value was the ending inventory at cost for that location.  The difference between the beginning and ending inventory amounts was added to (or subtracted from) receipts to determine our cost of goods sold for the period.  The following is an illustration of the calculation prior to the change:

	Retail	Cost		Cost-to-Retail Ratio

Beginning Inventory	$100,000	$50,000

Transfers In/Out	$50,000	$30,000
Receipts	$3,000	$2,000
Freight	$0	$0
Goods Available for Sale	$153,000	$82,000		53.59%

Sales	$(60,000)
Markdowns	$(2,000)
Shrink	$(100)
Ending Inventory	$90,900	$48,718	*

* Ending Inventory at Cost is equal to Ending Inventory at Retail times the Cost-to-Retail Ratio

Prior to the change, a capitalized freight rate was determined by dividing actual freight costs by the amount of inventory (at cost) moved with those freight costs.  That rate was then applied to ending inventory (at cost) to determine the amount that should be included in inventory.

Cost-to-retail calculation following the change
Following the change, the cost-to-retail ratio is determined for each department by accumulating the beginning inventory, transfers in/out (transfers from the distribution centers and from other store locations) and receipts for each department at each store location at cost and retail, including freight costs.  That ratio is applied to the retail ending inventory value for the related department at each store and the resulting value is the ending inventory at cost for that department for that location.  The difference between the beginning and ending inventory amounts is added to (or subtracted from) receipts to determine our cost of goods sold for that department for the related period.  The following is an illustration of the calculation following the change:

	Retail	Cost		Cost-to-Retail Ratio

Beginning Inventory	$100,000	$50,000

Transfers In/Out	$50,000	$30,000
Receipts	$3,000	$2,000
Freight	$0	$5,000
Goods Available for Sale	$153,000	$87,000		56.86%

Sales	$(60,000)
Markdowns	$(2,000)
Shrink	$(100)
Ending Inventory	$90,900	$51,688	*

* Ending Inventory at Cost is equal to Ending Inventory at Retail times the Cost-to-Retail Ratio

Additional information
We determine our inventory pools based on the departments in our merchandising hierarchy, so the pools are made up of similar items and within most departments, the margins are similar.  Examples of departments include Health and Beauty Care, Toys, Food, Household Consumables, Christmas, and Easter.

Prior to 2002, we did not utilize point-of-sale technology or an integrated merchandise management system to operate our business.  In 2002, we began installing point-of-sale technology, which allows us to capture transactions, including sales and receipts, at the sku level, in our stores.  Also in 2002, we placed our inventory management system into service.  In the period from 2002 to 2004 we installed the point-of-sale system in most of our stores.

During and following this roll-out, we evaluated the compliance at the store level of scanning the products as they were sold.  In addition, we began taking our physical inventories at the sku level and comparing the actual counts to the expected counts.  In this process we determined that because we sell substantially all of our items for $1.00, our cashiers were not always scanning each item which resulted in our systems not capturing information at the department level accurately enough for us to change the level at which we determined our ending inventory at cost.

A cross-functional team of associates from our corporate office, field operations and distribution facilities was assembled and tasked with evaluating the causes of the inaccuracies and implementing process changes to reduce them to an acceptable level.  This process continued through 2007.

At this time, our scanning accuracy had increased to a level at which management believed we could consider changing the level at which we calculated our ending inventory at cost.  We began to design a stock ledger system to accumulate this information at a department level and by the end of fiscal 2008, management had approved the concept for the system and resulting calculation.  During 2009, our information technology group developed the software, and the system was tested by management and our Internal Audit department.

We made this change on the first day of fiscal 2010 as that was the earliest period that the systems required to perform the calculation had been tested and were prepared to be placed in service.

Note 4 – Commitments and Contingencies, page 42
Contingencies, page 43

2.
Please tell us your consideration of disclosing (i) whether any amounts have been accrued and (ii) an estimate of the possible loss or range of loss in excess of amounts accrued for each of the matters, or in the aggregate, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

As a part of the process of preparing our financial statements and related disclosures for each reporting period, management discusses each unresolved class action case with in-house counsel and, when necessary, with outside counsel to assess the likelihood of an unfavorable outcome.   As of the date of the filing of our Form 10-K for the Fiscal Year Ended January 29, 2011, none of the matters disclosed in Note 4 had reached a stage of being probable of loss.  For this reason, we have not accrued any amounts for any of these matters, and we therefore do not have an accrual to disclose in Note 4.

Because of the uncertainty of the outcome of each of the cases and because the Company’s liability, if any, from any of these cases, could vary widely, we are unable to estimate any potential loss or range of loss in any of these matters

We believe our disclosure satisfies the requirements of ASC 450-20-50.

Note 5 – Long-Term Debt, page 44
Unsecured Credit Agreement, page 44

3.
We note that your unsecured credit agreement restricts the payment of certain distributions.  Please tell us whether these provisions apply to the payment of dividends and, if so, your consideration of disclosing the amount of retained earnings or net income restricted or free from restriction.  Please refer to Rule 4-08(e)(1) of Regulation S-X.

The terms of our unsecured credit agreement do not restrict the payment of dividends.  The restrictions of distributions described in Note 5 refer to any payments that would cause an event of default or cause us to not be in compliance with the covenants of the agreement.  None of our retained earnings or net income is restricted.

Based on the foregoing response, we do not propose any modifications to our disclosures in this Note as we believe that our existing disclosure meets the requirements of Rule 4-08(e)(1).